EXHIBIT 99.08

New appointment of Senior Executive Vice President (business)

Date of events: 2017/03/07

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2017/03/07

3.Name, title, and resume of the replaced person: Chi-Mau Sheih, promoted to President of our company on January 4, 2017, Master’s degree in Business Administration from National Taiwan University, former President of Southern Taiwan Business Group

4.Name, title, and resume of the replacement: Shyang-Yih Chen, the President of Telecommunication Laboratories, Master’s degree in Electrical Engineering from National Taiwan University, former Senior Executive Vice President (administration) of the Company.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change: position adjustment

7.Effective date:2017/03/07

8.Any other matters that need to be specified: Mr. Shyang-Yih Chen serves as the President of Telecommunication Laboratories concurrently.